SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended October 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

13 October 2011

BP AND PARTNERS INVESTING £10 BILLION
IN UK OIL AND GAS PROJECTS

BP and its partners are developing four new oil and gas projects that together will involve a total investment of almost £10 billion in the UK's oil industry over the next five years and help to maintain BP's production from the North Sea for decades to come.

The UK Government today granted BP and its partners - Shell, ConocoPhillips and Chevron - approval to proceed with the £4.5 billion Clair Ridge project, the second phase of development of the giant Clair field, west of the Shetland Islands.

Commenting on the approval, UK Prime Minister David Cameron said: "I am delighted to give the go-ahead for this project; this investment is great news for Aberdeen and the country and provides a massive boost for jobs and growth. It shows the confidence that there is to invest in the North Sea - we have cutting edge technology, world class skills and expertise and a UK Government that is committed to do what we can to secure future investment."

For BP - whose share of the total investment in the four projects will be around £4 billion - this represents the highest level of annual investment the company has ever made into the UK North Sea. Over the next few years, BP will be bringing on stream more new major project developments in the UK than it has ever done over a comparable time period.

"Although it began over forty years ago, the story of the North Sea oil industry has a long way yet to run. BP has produced some five billion barrels of oil and gas equivalent so far from the region and we believe we have the potential for over three billion more," said Bob Dudley, BP's group chief executive, who will be speaking in Aberdeen later today.

"After some years of decline, we now see the potential to maintain our production from the North Sea at around 200,000-250,000 barrels of oil equivalent a day until 2030. And we are working on projects that will take production from some of our largest fields out towards 2050."

The four BP-operated North Sea projects are part of a wave of new major oil and gas projects around the world that BP expects to come on stream over the next five years. "The efficient management of giant fields such as Clair, using state-of-the-art technology to manage complex reservoirs and increase oil recovery, is an important element of BP's strategy and one of the key drivers that we see generating value in BP's upstream business," said Dudley.

Over half of the total investment in the projects is expected to be spent in the UK. At their peak, taken together, the projects will provide some 3,000 UK oil and gas supply chain jobs, and will play a major part in sustaining the more than 3,500 jobs already existing in BP's North Sea operations.

"The oil industry directly employs around a quarter of a million people in the UK, with a further 200,000 or so jobs either supported by the economic activity of its employees, or created through the export of oilfield goods and services," Dudley said. "These projects reflect BP's confidence in our UK suppliers and service providers, and in the fantastic people we have working for us in our North Sea business."

The Clair Ridge project, which will install two new bridge-linked platforms with the capability to produce an estimated 640 million barrels of oil, is planned to come on stream in 2016 and to extend production from the greater Clair area to 2050. In addition to the 600 people already working on the project, it will provide hundreds of UK engineering, drilling and oilfield services jobs over the field's life.

The Clair partners also today announced the successful appraisal of an extension to the Clair field - South West Clair -- confirming the overall Clair field complex's status as the UK's largest hydrocarbon resource with over seven billion barrels of oil and gas initially in place. The appraisal well also encountered a significant new hydrocarbon column in an overlying reservoir horizon, which is expected to support further development of the greater Clair field area in the future.

In the central North Sea, with partner RWE, BP's £550 million development of the Devenick gas field recently passed a significant milestone when its 600 tonne module was successfully lifted onto Marathon Oil's East Brae platform. At its peak the project has provided over a thousand design, engineering, construction and commissioning jobs and once it comes on stream in 2012 it is expected to supply up to three per cent of the UK's gas needs.

Earlier this year, BP and its partners also announced plans for the £3 billion redevelopment of the Schiehallion and Loyal fields, west of Shetland, and the £700 million development of the Kinnoull field in the central North Sea.

Together with development drilling and a number of smaller projects, these four projects represent almost £10 billion of new major project investment by BP and its partners into the UK continental shelf over the next five years.

BP will use the latest technology to maximise recovery from the fields. Clair Ridge will include the first offshore deployment of advanced LoSal low salinity water reservoir injection capability and the partners are looking to employ polymer flood technology on the Schiehallion and Loyal fields redevelopment to improve the sweep of the reservoir and overall recovery of oil.

"Since the late 1960s approaching £300 billion has been invested in exploration drilling and field developments on the UK continental shelf - and a similar figure has been paid in corporate taxes. BP alone has invested around £35 billion into the UK North Sea, paying over £40 billion to the Government in tax," Dudley said.

"We have a major presence in the North Sea today, operating around 40 oil and gas fields, four onshore terminals and a network of pipelines that transport almost half of the UK's oil and gas production. And as demonstrated by today's announcements, the region still offers competitive, attractive investment opportunities which we will pursue."

Notes to editors:

●	Bob Dudley will be delivering a speech at BP's offices in Aberdeen later today. Once delivered it can be found at www.bp.com/speeches
●
Press releases issued today detailing the approval for the Clair Ridge development, the SW Clair appraisal and progress on the Devenick development, together with the June announcement of the Schiehallion and Loyal redevelopment and the September announcement of the Kinnoull development, can be found at www.bp.com/press

Further information:

BP press office, Aberdeen: 01224 832030
BP press office, London: 020 7496 4076, bppress@bp.com

Cautionary statement:
This statement contains certain forward-looking statements with respect to the operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "scheduled to", expected to", "is planned to" or similar expressions. In particular, these include certain statements regarding future capital expenditure, the date or period when planned plants or facilities are expected to be installed, longevity of facilities, future hydrocarbon production volume, and the date or period in which production is expected to come on stream. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the factors such as; the timing of bringing new fields on stream; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; actions by regulators; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in BP's in Form 20-F, including under 'Risk Factors'. Further, certain terms are used in this press release, such as "hydrocarbons in place" and references to estimates and projections in relation to such, that the SEC's rules prohibit BP from including in its filings with the SEC.U.S. Investors are urged to consider closely the disclosures in BP's Form 20-F, SEC File No. 1-06262. This form is available on BP's website at www.bp.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or by logging on to their website at www.sec.gov.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 13 October, 2011
/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary